Mail Stop 6010							January 27, 2006

Bruce Eckert
Chief Executive Officer
Eastern Insurance Holdings, Inc.
25 Race Avenue
Lancaster, Pennsylvania 17603

Re: 	Eastern Insurance Holdings, Inc.
      Registration Statement on Form S-1/A filed January 20, 2005
      File No. 333-128913

Dear Mr. Eckert:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Consolidated Income Statement for the
Year Ended December 31, 2004
Notes to Unaudited Pro Forma Condensed Consolidated Statements of
Income, page 55

1. We refer to your response to comment number 49. Please clarify to us and in the filing your basis for using 15 years as the estimated useful life for your agency relationships and renewal rights intangible asset.

Management`s Discussion and Analysis of Financial Condition and Results of Operations of Educators
Critical Accounting Policies and Estimates
Unpaid Claims and Claim Adjustment Expenses, page 63
2. We note your expanded disclosure in response to comment number
50
in our letter issued on November 8, 2005. The previously requested disclosure, including the reserve methodology, case reserve and IBNR amounts, and related sensitivity disclosure, should be included in the critical accounting estimates section of the MD&A. In addition, we note that you provide a sensitivity analysis around the entire reserve balance for each line of business. To aid an investor in understanding the variability that is reasonably likely from your estimated gross loss reserve for each line, please disclose the key assumptions used to arrive at management`s best estimate and quantify the effect on operations and financial position of reasonably likely changes in those assumptions. Please describe the assumptions that you believe are the most significant in determining your loss reserves. For example, significant assumptions could be those assumptions that involved the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve balance.

3. We note from your disclosure regarding `Unpaid Claims and Claim Adjustment Expenses` and `Claims Payable` that you apply a loss ratio to net premiums earned. Please clarify what period encompasses net premiums earned as it relates to the establishment of the unpaid claims and claim adjustment expenses and claims payable.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of EHC
Overview, page 83

4. We note your response to comment 53. We repeat the part of our question that requests clarification as to whether your received a payment from the shareholders and, if not, how the dividend balance was settled.

Principal Revenue and Expense Items
Gross and net premiums written, page 85

5. We note your response to comment number 54 in our letter dated November 8, 2005. Please clarify in the disclosures whether you receive the broker report a quarter in arrears. In addition, please tell us and disclose if you establish any premiums estimates related to the assumed business.

Loss Reserve Estimation, page 88

6. We note your expanded disclosure in response to comment number
55
in our letter issued on November 8, 2005. The previously requested disclosure, including the reserve methodology, case reserve and IBNR amounts, and related sensitivity disclosure, should be included in the critical accounting estimates section of the MD&A. In addition, for each line of business, please expand your disclosure to address the following:
* The factors that determined the boundaries of the loss reserve ranges.
* Your basis for selecting the recorded amount rather than any other amount within the range.
* Include narrative disclosure and quantification of the impact that reasonably likely changes in one or more of the factors would have on your reported results, financial positions and liquidity.
* We refer to the third sentence of the second paragraph on page
88.
Please expand the disclosure to discuss what happens after the recorded amount is compared to the results from the methodologies.

7. We note your response to comment number 56.  We noted on page
169
that there was a $1.8 million increase in estimated incurred losses and LAE due to late reported claims reported to Eastern Re from the ceding company. Please tell us and disclose the time lag from when the claims are reported to the cedant to when the cedant reports the claims to the company. Also address how, and to what extent this time lag affects the loss reserve estimate. In addition, please disclose how management resolved disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes.

Business of Educators
Unpaid Claims, Claim Adjustment Expenses and Claims Payable, page
121

8. We have read your response to comment number 70. Since the scope of SOP 94-5 includes both life and health insurance companies and mutual life insurance companies we believe the loss reserve rollforward should include the reserve for unpaid claims and claims adjustment expenses. However, the disclosures required by Industry
Guide 6 only relate to property and casualty insurance enterprises.
As such please revise your SOP 94-5 loss reserve rollforward in the notes to your financial statements to include the reserve for unpaid claims and claim adjustment expenses.

Educators Mutual Life Insurance Company and Subsidiaries
Consolidated Financial Statements
Note 2. Significant Accounting Policies
Policy Acquisition Costs, page F-21

9. We have read your response to comment number 51. Please tell us why you do not disclose the fact that you consider anticipated investment income in determining if a premium deficiency exists, but you state in your response you do consider anticipated investment income.

Note 6. Reinsurance, page F-32

10. We have read your response to comment number 108. Please clearly state in your disclosure that you account for the reinsurance arrangement as a deposit in accordance with SOP 98-7.

Report of Independent Registered Public Accounting Firm, page G-20

11. We note your revised auditors` report which includes the city and state where the accountant`s report was issued. The report should also include the signature of the auditor. Please update your auditors` report accordingly.

Note 11. Employee Benefit Plans, page G-44

12. We note your revised disclosure in response to our comment number
113. Please expand your disclosure to include the weighted average expected life of the options for each year presented in accordance with part d of paragraph 47 of SFAS 123. In addition, please tell us how you determined the expected volatility assumptions.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Dana Hartz at (202) 551-3648 or Joe Roesler at
(202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
Sincerely,




Jeffrey Riedler
Assistant Director


cc:	Jeffrey Waldron
	Stevens & Lee, PC
	620 Freedom Business Center
	King of Prussia, Pennsylvania 19406
	Fax (610) 337-4374

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